November 1, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enduro Royalty Trust Registration Statement on Form S-1 (File No. 333-174225)
Ladies and Gentlemen:
     As representatives of the underwriters of the Company’s proposed public offering of up to 15,180,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (EST) on November 2, 2011, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 27, 2011, through the date hereof:
     Preliminary Prospectus dated October 27, 2011:
     16,114 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned representatives advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature page follows]

Very truly yours, BARCLAYS CAPITAL INC.
By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.
By:	/s/ R. Kenley Steeg
Name:	R. Kenley Steeg
Title:	Vice President

GOLDMAN, SACHS & CO.
By:	/s/ Goldman, Sachs & Co.
Name:	Aasem Khalil
Title:	Managing Director

RBC CAPITAL MARKETS, LLC
By:	/s/ Rick Brice
Name:	Rick Brice
Title:	Managing Director

WELLS FARGO SECURITIES, LLC
By:	/s/ David Herman
Name:	David Herman
Title:	Director

Signature page to Underwriter Acceleration Request